VASOGEN INC.

2505 Meadowvale Boulevard
Mississauga, Ontario
L5N 5S2

CANADA

2004
ANNUAL INFORMATION FORM

(January 19, 2005)

FORWARD-LOOKING INFORMATION

Certain statements contained in this annual information form constitute ‘‘forward-looking statements’’ within the meaning of the United States Private Securities Litigation Reform Act of 1995.

These statements include, without limitation, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘expects’’, ‘‘plans’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘estimated’’, ‘‘predicts’’, ‘‘potential’’, ‘‘continue’’, ‘‘intends’’, “could”, or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements. Forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval and marketing of our products and the timing or magnitude of those events, are inherently risky and uncertain. The factors discussed below and other considerations discussed in the ‘‘Risk Factors’’ section of this annual information form could cause our actual results to differ significantly from those contained in any forward-looking statements.

Specifically, this annual information form and the documents incorporated by reference in this annual information form contain forward-looking statements regarding:

•	our plan to continue phase III development of our Celacade™ technology for the treatment of chronic heart failure and peripheral arterial disease;

•	our plan to continue pre-clinical development of VP025 in models of neuroinflammatory disease;

•	our intention to initiate a phase I clinical trial for VP025;

•	our intention to complete patient recruitment in our phase III chronic heart failure clinical trial;

•	our intention to seek regulatory approvals in the United States and Canada for our products; and

•	our intention to seek corporate alliances to support the commercialization of our products.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	the need for additional capital and the effect of capital market conditions and other factors on capital availability;

•	difficulties or delays we may experience in the conduct of clinical trials for chronic heart failure and peripheral arterial disease;

•	difficulties or delays we may experience in our further investigation of the impact of VP025 on several models of neuroinflammatory disease;

•	difficulties or delays we may experience in the commencement or conduct of clinical trials for VP025;

•	difficulties or delays in obtaining regulatory approvals for the initiation of clinical trials or for our products;

•	the inability to obtain regulatory approvals for our products;

•	difficulties we may experience in completing the development of, and commercializing, our Celacade technology to address the treatment of chronic heart failure and peripheral arterial disease;

•	acceptance and demand for our products;

•	difficulties or delays in obtaining adequate reimbursement for our products; and

•	difficulties we may experience in identifying and successfully securing appropriate corporate alliances to support the commercialization of our products.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements contained in this annual information form after the date of this annual information form to conform such forward-looking statements to our actual results.

In this report, “we,” “us,” and “our” refer to Vasogen Inc. (“Vasogen” or “the Company”) and its subsidiaries.

As used herein, unless otherwise stated, the terms “quarter”, “half” and “year” refer to calender quarter, fiscal half, and fiscal year, respectively. Unless otherwise stated, the information contained herein is at November 30, 2004. Celacade is a registered or unregistered trademark of Vasogen Ireland Limited, and is used under license.

CORPORATE STRUCTURE

Vasogen Inc. was incorporated under the Business Corporations Act (Ontario) and was continued under the Canada Business Corporations Act by certificate and articles of continuance dated August 9, 1999. We have two wholly owned subsidiaries — Vasogen, Corp. incorporated under the laws of Delaware, and Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland. Vasogen Ireland Limited owns our intellectual property related to our products and technologies.

Our registered office is located at BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario M5J 2T7 and our principal office is located at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2. We are currently a “reporting issuer” in all of the provinces and territories of Canada. Our telephone number is (905) 817-2000 and our facsimile number is (905) 607-6147. Our Web site is www.vasogen.com. Any information contained on our Web site is not, and will be deemed not to be, incorporated herein by reference. All currency figures herein are in Canadian dollars, unless otherwise noted.

GENERAL DEVELOPMENT OF THE BUSINESS

Our goal is to develop and commercialize new treatments for cardiovascular, neurological, and other chronic inflammatory diseases. Our lead product, the Celacade technology, which is currently in two pivotal phase III clinical trials, is being developed to target chronic inflammation in cardiovascular disease. Our 500-patient phase III SIMPADICO trial, which has completed patient enrollment, is designed to further evaluate the use of our Celacade technology to reduce intermittent claudication in patients with moderate to severe peripheral arterial disease (“PAD”). Our 2000-patient phase III ACCLAIM trial, is designed to further investigate the use of our Celacade technology to reduce the risk of mortality and morbidity in patients with advanced chronic heart failure. We are also developing a new class of drugs for the treatment of inflammation in the brain and central nervous system. VP025, the lead product candidate from this new class of drugs, is in preclinical development for the treatment of neurodegenerative disorders including Parkinson’s and Alzheimer’s disease, and is expected to enter phase I clinical development during the first half of 2005.

We manage the development and manufacture of our products for use in preclinical and clinical research and we continue to advance our product development program to support future commercial scale production. Patent applications are filed to protect our products and processes. Our policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of our business and with respect to the application of our technologies to the treatment of a number of disease indications. We own patents and patent applications relating to our products and technologies in the United States, Canada, and other jurisdictions around the world. We intend to establish corporate alliances, primarily to support marketing and sales of our products, in the United States, Canada, and elsewhere. We expect that the primary point of use of our Celacade technology will be the hospital clinic and/or cardiology and interventional cardiology practices. To develop a potential secondary point of use of our Celacade technology, in 2001 we entered into a strategic alliance with Quest Diagnostics Incorporated (“Quest Diagnostics”) of New Jersey to establish an outpatient delivery model to service patient referrals outside hospital clinics and cardiology practices in the United States on an exclusive basis. See “Quest Diagnostics Strategic Alliance”.

Over the past three fiscal years, we have raised approximately $144 million in net proceeds from the issuance of equity securities to investors, and through the exercise of options and warrants. Our common shares are listed on the Toronto Stock Exchange under the symbol “VAS” and quoted for trading on the NASDAQ National Market under the symbol “VSGN”.

Vasogen Development Pipeline

Product Candidate	Indication	Developmental Stage
Celacade technology	Peripheral Arterial Disease	Pivotal phase III clinical trial*
Celacade technology	Chronic Heart Failure	Pivotal phase III clinical trial*

VP025	Neuroinflammatory Diseases	Preclinical

*Pivotal phase III clinical trials are multi-center studies undertaken to confirm efficacy in large patient groups.

DESCRIPTION OF THE BUSINESS

SUMMARY

Our goal is to develop and commercialize new treatments for cardiovascular, neurological, and other chronic inflammatory diseases. Our lead product the Celacade technology, which is currently in two pivotal phase III clinical trials, is being developed to target chronic inflammation in cardiovascular disease. Our 500-patient phase III SIMPADICO trial, which has completed patient enrollment, is designed to further evaluate the use of our Celacade technology to reduce intermittent claudication in patients with moderate to severe PAD. Our 2000-patient phase III ACCLAIM trial, is designed to further investigate the use of our Celacade technology to reduce the risk of mortality and morbidity in patients with advanced chronic heart failure. We are also developing a new class of drugs for the treatment of inflammation in the brain and central nervous system. VP025, the lead product candidate from this new class of drugs, is in preclinical development for the treatment of neurodegenerative disorders including Parkinson’s and Alzheimer’s disease, and is expected to enter phase I clinical development during the first half of 2005.

PRODUCTS AND MARKETS

Our Celacade technology, which is currently in pivotal phase III trials for the treatment of chronic heart failure and peripheral arterial disease, is being developed to target the chronic inflammation underlying cardiovascular disease. During a brief outpatient procedure, a small sample of a patient’s blood cells is drawn into our Celacade single-use disposable cartridge, exposed to controlled oxidative stress utilizing our proprietary Celacade therapeutic device, and then re-administered to the patient intramuscularly. Following an initial course of treatment comprising three consecutive outpatient procedures administered over a two week period, treatment is continued once per month.

Oxidative stress is known to induce cell apoptosis. During apoptosis, certain molecules normally expressed only on the inner bilayer of cell membranes, including phosphatidylserine (PS) molecules, move to the cell surface. The exposed PS molecules then interact with specific PS receptors on the surface of APCs of the immune system, including macrophages and dendritic cells. The interaction with macrophages leads to an up-regulation in the production of the anti-inflammatory cytokines IL-10 and TGF-b. Dendritic cells that interact with apoptotic cells remain immature and, in the presence of anti-inflammatory cytokines such as IL-10 and TGF-b, cause the differentiation of some naïve T cells to regulatory T cells. These regulatory T cells traffic through the tissues and inhibit inflammatory cells such as T1 cells by a process that includes cell-cell interaction and the production of anti-inflammatory cytokines by the regulatory T cells. The end result is a reduction in tissue levels of inflammatory cytokines such as TNF-a, IL-6, IFN-g, and IL-1b, and a down-regulation of chronic inflammation.

Our Celacade technology is designed to be integrated at multiple points of care including outpatient hospital clinics and cardiology practices. We are collaborating with opinion leaders in cardiovascular medicine to conduct our phase III clinical trials and we believe that successful completion of these clinical trials will enhance the potential for our Celacade technology to be adopted as part of the standard of care in these conditions. Our phase III clinical trials are designed to support regulatory approvals in North America and market introduction in North America and in Europe, where regulatory approvals have already been obtained. Through corporate alliances with established healthcare companies, we plan to establish the sales and marketing capability needed to promote the use of our technology by cardiologists and other physicians.

We are also developing a new class of drugs designed to interact with antigen presenting cells (“APCs”) to regulate cytokine levels and control inflammation. Our new class of drugs is based on synthetic three-dimensional phospholipid-based structures with specific groups of surface molecules that are designed to interact with APCs to modulate cytokine levels. VP025, the lead product candidate from this new class of drugs, has been optimized for the treatment of neurodegenerative conditions, and is expected to enter phase I clinical development during the first half of 2005.

Note: The use of the term “significant” or “significantly” when describing clinical and preclinical results in the following sections refers to “statistical significance,” in which there is a 5% or lower probability that the observed difference between groups on a certain outcome measure occurred by random chance.

Celacade Peripheral Arterial Disease Program

Peripheral arterial disease (“PAD”) is a serious condition of impaired blood flow to the extremities resulting from atherosclerosis. It is now well established that inflammatory pathways are implicated in the development and progression of atherosclerosis. Known risk factors such as aging, obesity, smoking, lack of exercise, and diabetes contribute to the increasing incidence of PAD. The disease often leads to reduced mobility and a marked impairment in the ability to undertake the basic activities of daily independent living.

It is estimated that in the United States alone, PAD affects over seven million people, with annual related healthcare costs in the billions of dollars. The condition is associated with a high level of morbidity, and an estimated 30% of patients diagnosed with PAD will die within five years. Patients with PAD often experience intermittent claudication (pain on walking), a symptom associated with a threefold increase in cardiovascular mortality. In approximately 80,000 patients each year, the progression of PAD results in the need for amputation. Currently, there are limited effective pharmacological therapies available for the treatment of intermittent claudication, and there is a need for a more effective treatment option.

We are advancing a pivotal phase III, double-blind, placebo-controlled clinical trial of our Celacade technology in patients with peripheral arterial disease. Vasogen’s SIMPADICO (Study of Immune Modulation Therapy in Peripheral Arterial Disease and Intermittent Claudication Outcomes) trial is investigating the use of our Celacade technology to improve the symptom of intermittent claudication. The trial is being conducted at cardiac and vascular centers throughout the United States and Canada, and is designed to support regulatory approval in North America and marketing in North America and in the European Union, where regulatory approval (the CE Mark) has already been obtained for use of our Celacade technology for the treatment of peripheral arterial disease.

The SIMPADICO trial has completed the enrollment of over 500 patients with Fontaine stage II disease (symptomatic PAD) who have intermittent claudication. The primary endpoint of SIMPADICO is the change in maximal treadmill walking distance over six months. Maximal treadmill walking distance is the primary efficacy endpoint recognized by the United States Food and Drug Administration (“FDA”) and other regulatory authorities for approving new treatments for symptomatic PAD. The trial is also measuring changes in quality of life and PAD-related clinical outcomes. The primary endpoint for the SIMPADICO trial is expected to be completed at the end of the second quarter of 2005, with results to be made available following analysis of the data.

The Principal Investigator and Chairman of the Steering Committee for Vasogen’s SIMPADICO trial is Dr. Jeffrey W. Olin, Director of the Vascular Medicine Program at The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine in New York.

The initiation of SIMPADICO was based on results from a double-blind, placebo-controlled phase II clinical trial using our Celacade technology in patients with moderate to severe PAD. The primary endpoint of this trial, the difference in the proportion of patients having a greater than 50% increase in their initial claudication distance (ICD) at 24 weeks, was met in the per-protocol population (n=81), with significantly more patients in the Celacade group responding compared to placebo (p=0.047). Sub-group analysis of the 69 patients with walking distances of less than 100 meters in the per-protocol population nine weeks after treatment was discontinued showed that 56.3% of the patients in the Celacade group responded compared to 29.7% in the placebo group (p=0.031). There were no treatment-related serious adverse events, and treatment was shown to be safe and well tolerated. Results from this trial were presented at the XV Annual Meeting of the European Society for Vascular Surgery and were published in the European Journal of Vascular and Endovascular Surgery in 2002.

Celacade Chronic Heart Failure Program

Chronic heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart’s ability to function as a pump is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death.

In North America alone, heart failure affects more than five million people and is associated with more than 300,000 deaths each year. The cost of medical care, primarily resulting from hospitalization, is estimated to exceed $19 billion annually. These statistics suggest that important pathological mechanisms remain active and unmodified by available therapies, particularly when the disease has reached advanced stages. Chronic inflammation is recognized as an underlying pathology contributing to the development and progression of chronic heart failure.

We are currently advancing the pivotal phase III double-blind, placebo-controlled ACCLAIM (Advanced Chronic Heart Failure CLinical Assessment of Immune Modulation Therapy) trial to further investigate the use of our Celacade technology to reduce the risk of death and cardiovascular hospitalization in patients with advanced chronic heart failure. The ACCLAIM trial is being conducted at cardiac centers throughout the United States, Canada, Israel and the European Union and is designed to support regulatory approval in North America and marketing in North America and in the European Union, where regulatory approval (the CE Mark) has already been obtained for use of our Celacade technology for the treatment of chronic heart failure.

The primary outcome measure of ACCLAIM is the composite endpoint of all-cause mortality or hospitalization for cardiovascular causes (time to first event). The trial, which has been approved to enroll up to 2,016 patients, will conclude when a minimum of 701 outcome events have occurred and all patients have been followed for at least six months. Subject to achieving the pre-specified number of minimum events and patient recruitment goals, we expect the primary endpoint of the study to be completed during the second half of 2005, with results to be made available following analysis of the data.

The Global Principal Investigator and Chairman of the Steering Committee for ACCLAIM is Dr. James B. Young, Chairman, Division of Medicine at The Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart Failure in Cleveland.

The initiation of the ACCLAIM trial was based on the outcomes of our double-blind, placebo-controlled phase II trial in 73-patients with advanced chronic heart failure. The trial, which was conducted at The Cleveland Clinic, Baylor College of Medicine, the Texas Heart Institute, and the University of Montreal, was designed to investigate the use of our Celacade technology to impact a number of endpoints associated with chronic heart failure. All patients enrolled into this study were receiving stable doses of pharmaceuticals that reflected the standard of care and.

The key finding from this clinical trial was a significant reduction in the risk of death (p=0.022; 1 vs. 7 deaths) and all-cause hospitalization (p=0.008; 12 vs. 21 hospitalizations) for patients in the Celacade group compared to those receiving placebo. In addition to the observed reduction in the risk of major events, there was also an observation that patients in the Celacade group had significant improvements in key electrocardiogram (ECG) measures. Approximately 50% of patients diagnosed with chronic heart failure experience sudden death due to serious ventricular arrhythmia (irregular heartbeat originating in the ventricles of the heart), which has been linked to specific ECG abnormalities, including an increased QTc interval. The study showed a significant reduction in mean QTc interval of 18 milliseconds (msec) among assessable patients in the active treatment group, compared to an increase of 12 msec in the placebo group, resulting in a significant between-group difference at the end of the study (429 ±45 vs. 463 ±45 msec, n=35, p=0.035). There were no reports of treatment-related serious adverse events or withdrawals from the trial, and treatment was shown to be safe and well tolerated. The results of the study were published in the Journal of American College of Cardiology in 2004.

Preclinical results demonstrating the potential ability of our Celacade technology to reduce heart muscle inflammation were presented at the 8th Annual Scientific Meeting of the Heart Failure Society of America in Toronto. The research was conducted by Dr. Guillermo Torre-Amione, Katy Becker, Corinne Brann, and Dr. Douglas L. Mann from the Methodist DeBakey Heart Center and Winter’s Center of Heart Failure Research at Baylor College of Medicine. In a preclinical model of cardiac inflammation, animals treated using our Celacade technology had decreased myocardial levels of both the pro-inflammatory cytokine TNF-a and inflammatory cellular infiltrates in heart tissue. Inflammatory cellular infiltrates were found in 57% of controls and in only 25% of animals in the Celacade group. Furthermore, treatment using the Celacade technology resulted in a significant attenuation of TNF-a expression (p<0.001). Previous preclinical studies in other models of inflammatory disease have shown that, in addition to decreasing TNF-a levels, treatment using our Celacade technology down-regulates a number of pro-inflammatory cytokines and increases levels of key anti-inflammatory cytokines. The key importance of this recent finding is that the anti-inflammatory effects in animals treated using our Celacade technology were focused at the tissue level within the myocardium, providing new insights into the potential mechanism of benefit of the therapy in heart failure.

VP025 Drug Development Program

There are several neurological conditions associated with inflammation in the brain and nervous system, including Alzheimer’s disease, Parkinson’s disease, and amyotrophic lateral sclerosis (“ALS”), also known as Lou Gehrig’s disease. In each of these conditions there is evidence of increased inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence of neuroinflammatory diseases and the morbidity and mortality associated with them, they represent a significant medical, social, and financial burden. It is estimated that these conditions affect more than five million people in North America and generate costs of care that exceed US$75 billion annually.

We are developing a new class of drugs designed to interact with APCs to regulate cytokine levels and control inflammation. Our new class of drugs is based on synthetic three-dimensional phospholipid-based structures with specific groups of surface molecules that are designed to interact with APCs to modulate cytokine levels. Our VP series of drugs are being developed at international neuroscience centers. This pre-clinical program is focused on investigating the therapeutic potential of these drugs and identifying lead indications for clinical development. VP025, the lead product candidate from this new class of drugs, is being developed for the treatment of certain chronic neuroinflammatory disorders. VP025 is considered to be a systemic anti-inflammatory and neuroprotective agent. Based on preclinical data, it is postulated that VP025 may invoke the body’s response to cell surface phospholipid components, the result of which is an up-regulation of regulatory T cells promoting a suppression of inflammation. This response is believed to be amplified at the cellular level. The observed reduction in activation levels of microglia and lowering of concentrations of pro-inflammatory cytokines in tissue following VP025 administration in preclinical models supports this concept.

Preclinical research in a model of cognitive dysfunction was presented at Neuroscience 2004, the Society for Neuroscience’s 34th Annual Meeting in San Diego. The results were presented by Dr. Marina Lynch’s team from the Trinity College Institute of Neuroscience, Dublin, Ireland. The persistent enhancement of the synaptic response in a specific neural pathway in the hippocampus (the area of the brain responsible for memory and learning) is described by long-term potentiation (LTP). LTP is considered to be a key physiological mechanism involved in memory and learning function that becomes impaired in both Alzheimer’s disease and with aging. This impairment is associated with activation of microglial cells (immune cells in the brain) and an increase in markers of inflammation, including interleukin-1 b (IL-1b) and activation of c-Jun N-terminal kinase (JNK), a kinase involved in the inflammatory process. The results presented demonstrate both the ability of VP025 to significantly reverse the impairment in LTP (memory and learning function) in aged animals and to prevent such impairment in animals injected with beta-amyloid to model Alzheimer’s disease. VP025 was also shown to reduce activation of microglial cells and to abrogate both the age-related increase in concentration of the inflammatory cytokine IL-1b, and the activation of JNK. Additionally, VP025 was shown to modulate a key cell survival pathway involving TrkB and pERK, and also restored the age-related loss of synaptophysin, a measure of the density of neural connections (synapses) in the brain. These findings are supported by Dr. Lynch’s earlier work presented at the 33rd Annual Meeting of the Society for Neuroscience in New Orleans in November 2003 which demonstrated the ability of VP025 to significantly reduce key measures of inflammation and cell death in the brain. We believe that the potential ability to actually improve an established loss of memory and learning would be a major breakthrough in the treatment of a number of debilitating neurodegenerative conditions associated with aging, including Alzheimer’s disease and Parkinson’s disease.

Preclinical research demonstrating the potential ability of VP025 to provide a significant neuroprotective effect in a model of Parkinson’s disease was undertaken by the Department of Anatomy/Neuroscience, Biosciences Institute, University College Cork, Ireland. Dr. Aideen Sullivan, principal investigator for this study presented the findings at

Neuroscience 2004, the Society for Neuroscience’s 34th Annual Meeting in San Diego. Evidence is accumulating that inflammation plays an important role in the pathogenesis of Parkinson’s disease. Microglial cells (immune cells resident in the brain) are activated in Parkinson’s disease, producing pro-inflammatory factors that result in the death of nerve cells in various areas of the brain. The preclinical research was based on a well-established model of Parkinson’s disease that involves introduction of 6-hydroxydopamine (6-OHDA), which mimics the pathology of this condition. Both Parkinson’s disease and 6-OHDA administration are associated with inflammatory processes that lead to the death of certain nerve cells, the dopaminergic neurons, and it is the loss of these neurons that results in the movement abnormalities seen in this model. Pretreatment with VP025 significantly (p<0.001) reduced movement abnormalities seven days after 6-OHDA was administered to initiate nerve damage, and this protective effect continued until the end of the three-week study. VP025 also significantly attenuated both the reduction in dopamine (p<0.05) and the loss of dopaminergic neurons (p<0.05), factors that mediate behavioural changes in this model, as well as in Parkinson’s disease. These results suggest that VP025 confers a neuro-protective effect in the brain, inhibiting the death of dopaminergic nerve cells, and that this protection may occur by preventing aberrant activation of immunoregulatory cells in the brain.

Preclinical research demonstrating the potential ability of VP025 to significantly delay the onset of disease and increase survival in a model of ALS were presented at the 128th Annual Meeting of the American Neurological Association. This research was conducted under the direction of Dr. Stanley Appel, Chief of Neurology at the Methodist Hospital and Professor of Neurology at Baylor College of Medicine and a member of Vasogen’s Scientific Advisory Board. In a preclinical model of ALS, VP025 significantly delayed disease onset (p=0.009) and prolonged survival (p=0.004). These findings suggest that the anti-inflammatory effects of VP025 may be useful in slowing the progression of ALS. We believe that there is a need for more effective therapies in ALS and that this research could lead to a new approach for the treatment of this devastating disease.

We expect this research program to provide the basis for advancing VP025 into clinical development, and we expect to initiate a phase I clinical trial of VP025 during the first half of 2005.

SCIENTIFIC ADVISORY BOARD

We have an independent Scientific Advisory Board (“SAB”) to advise management and the Board of Directors on our scientific, technical, research, development, and commercialization endeavors. Members of the SAB are entitled to an annual honorarium and reimbursement for their reasonable out-of-pocket expenses incurred on Company business, and are eligible to receive stock options. Members of the SAB through their affiliation with universities, hospitals, and other centers of biomedical research may, from time to time, collaborate on or direct independent basic research, preclinical studies, and/or feasibility clinical trials involving our technologies and receive, in connection therewith, professional fees at market rates. The members of our SAB are:

Robert Roberts, MD, FRCP(C), FACC, Chairman

Dr. Roberts is the President and CEO of the University of Ottawa Heart Institute, one of Canada’s leading centers in cardiovascular medicine. Dr Roberts was formerly Chief of Cardiology, Don W. Chapman Professor of Medicine, and Professor of Molecular Physiology and Biophysics at Baylor College of Medicine in Houston, Texas, one of the world’s leading centers for cardiovascular care, research, and education. Dr. Roberts is an active clinician and researcher recognized for his groundbreaking research on cardiac creatine kinase (CK-MB), a key diagnostic marker for cardiac injury, as well as for his original contributions to the molecular biology and genetics of heart disease. He and his research team are credited with uncovering the genetic basis for several inherited cardiac disorders. He is the author of more than 600 scientific publications and sits on several key editorial boards. Dr. Roberts has received many honors and awards, including the prestigious American College of Cardiology’s 1998 Distinguished Scientist Award. In addition to his contributions to basic research, Dr. Roberts is also well recognized for his role as a principal investigator in several pivotal clinical trials related to the introduction of new therapies for heart disease.

Stanley H. Appel, MD

Dr. Appel is Chief of Neurology at the Methodist Hospital and Professor of Neurology at Baylor College of Medicine. Dr. Appel is also Director of the Vicki Appel MDA/ALS Clinic and the former Director of the Alzheimer’s Disease Research Center at Baylor College of Medicine in Houston, Texas. He also serves as the

Director of the Jerry Lewis Neuromuscular Research Center. Dr. Appel is a leading expert on degenerative neurological diseases, such as Parkinson’s, Alzheimer’s, and amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig’s disease. Specifically, Dr. Appel focuses on the importance of neurotrophic factors and immune mechanisms, including the role of inflammatory cytokines in these diseases. He has served as an Advisory Board member of the Alzheimer’s Disease and Related Disorders Association and as a Council member of the American Society of Neurochemistry. For ten years, he acted as Editor-in-Chief for the journal Current Neurology. Dr. Appel received his medical degree from Columbia College of Physicians and Surgeons and has over 350 scientific publications to his credit.

Valentin Fuster, MD, PhD

Dr. Fuster is the director of the Zena and Michael A. Wiener Cardiovascular Institute, the Marie-Josée and Henry R. Kravis Center for Cardiovascular Health, and the Richard Gorlin, MD/Heart Research Foundation Professor at Mount Sinai School of Medicine. He is recognized as a leading expert in coronary disease, atherosclerosis, and thrombosis research and has published over 400 articles on these subjects. He is also the lead editor of two major cardiology textbooks, The Heart and Atherothrombosis and Coronary Heart Disease. Recently, he was named editor of Nature Cardiovascular Medicine, the new Nature journal. Dr. Fuster is past-President of the American Heart Association (AHA) and President-elect of the World Heart Federation. He is also former Chairman of the Fellowship Training Directors Program of the American College of Cardiology (ACC). Dr. Fuster is a recipient of the Andreas Gruntzig Scientific Award of the European Society of Cardiology, the Lewis A. Conner Memorial Award for Scientific Accomplishments by the AHA, and the Distinguished Scientist Award from the ACC. Prince Felipe of Asturias awarded Dr. Fuster the 1996 Principe de Asturias Award of Science and Technology, the highest award given to Spanish-speaking scientists. Dr. Fuster received the James B. Herrick Achievement Award from the Council of Clinical Cardiology of the AHA and the Distinguished Service Award from the ACC. In 2003, he received the Gold Heart Award, the AHA’s highest award. Recently, he was selected as a Distinguished Scientist of the AHA, one of the highest honors presented to only 15 scientists for their work in cardiovascular research over the last few years.

Richard G. Miller, PhD, FRSC

Dr.Miller is Professor and past-Chairman of the Department of Medical Biophysics and Professor and founding Chairman (1984 — 1990) of the Department of Immunology at the University of Toronto. He is a past-President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada. As an internationally recognized scientist and leader in the field of immunology, he has received many honors, including being invited as a visiting scientist to many of the world’s leading immunology centers. He is the author of over 150 publications and numerous book chapters and has been a member of the editorial board of several key scientific journals in the areas of immunology and cancer. Dr. Miller is a gold medal graduate in Physics from the University of Alberta and was awarded his PhD at the California Institute of Technology.

Milton Packer, MD

Dr. Packer is the Director of the Center for Biostatistics and Clinical Science and the Gayle and Paul Stoffel Distinguished Chair in Cardiology, Southwestern Medical Center, University of Texas. He is the former Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons, and the former Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center in New York City. One of the leading experts in the pathophysiology and treatment of heart failure, Dr. Packer has made significant contributions to heart failure research and has been instrumental in the introduction of a number of new treatments. The author of more than 200 papers, he has won numerous honors for teaching and has lectured around the world, including a number of prestigious named lectureships, on the treatment of heart failure. He has served, or currently serves, on the editorial boards of many major medical journals, including Circulation and Journal of the American College of Cardiology. He has also been elected to a number of societies, including the American Society for Clinical Investigation. He is currently on the executive committees of both the American Heart Association and the American College of Cardiology and is past-President of the Heart Failure Society of America. Dr. Packer is a primary consultant to the National Institutes of Health and the Food and Drug Administration on the management of heart failure and on matters related to cardiovascular research and drug development and health care policy.

Fred S. Rosen, MD

Dr. Rosen is President of the CBR Institute for Biomedical Research in Boston, Massachusetts, and the Distinguished James L. Gamble Professor of Pediatrics at Harvard Medical School. He is internationally recognized for his groundbreaking research into the functioning of the immune system and the causes of immune deficiency diseases. Dr. Rosen’s extensive scientific leadership in immunology has led to fundamental insights into the mechanisms by which immune responses are initiated. His work has been widely published in premier scientific journals, such as Science, Nature, and The New England Journal of Medicine, where his immunology review articles are considered classics. Dr. Rosen has been elected as an honorary member to scientific societies in many countries. He is a Membre d’Honneur for Life of the French Society of Immunology and is the recipient of numerous honorary designations, including Distinguished Visiting Scholar at Christ’s College, Cambridge University, England. He is also active in several scientific societies and is former Chairman of the Scientific Advisory Committee of the Clinical Research Center, Children’s Hospital, Boston, and the World Health Organization’s Expert Scientific Committee on Primary Immunodeficiency.

David Wofsy, MD

Dr. Wofsy is Professor of Medicine and Microbiology/Immunology, Director of the Clinical Trials Center, and George A. Zimmerman Distinguished Professor at the University of California, San Francisco. He also serves as Chief of Rheumatology at the San Francisco Veterans Affairs Medical Center. Dr. Wofsy is a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases. Based on extensive research, he has developed novel approaches to the use of immune modulation therapies in the treatment of this very common group of diseases. Much of Dr. Wofsy’s research has been on systemic lupus erythematosus (SLE), an autoimmune disease, where he was the first to demonstrate the key pathological role of CD4+T cells in a standard animal model of this disease. His most recent research has extended to additional novel methods for blocking T cell activation. These approaches are currently in clinical trials. He is the author of numerous key publications and book chapters and serves on the editorial and advisory boards of several major immunology journals. He has received many distinguished awards and his visiting professorships include Harvard University and the National Institutes of Health.

COMPETITIVE ENVIRONMENT

The pharmaceutical, medical device, and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical as well as specialized biotechnology companies, are engaged in activities focused on medical conditions that are the same as, or similar to, those targeted by us. Many of these companies have substantially greater financial and other resources, larger research and development staff, and more extensive marketing and manufacturing organizations than we do. Many of these companies have significant experience in preclinical testing, human clinical trials, product manufacturing, marketing and distribution, and other regulatory approval procedures. In addition, colleges, universities, government agencies, and other public and private research organizations conduct research and may market commercial products on their own or through collaborative agreements. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also compete with us in recruiting and retaining highly qualified scientific personnel.

MANUFACTURING

We maintain a quality system that is registered to ISO9001, EN46001 and ISO13485. These quality system registrations are necessary to support regulatory approvals (see “Regulatory Dependence”). For entry into the U.S. market, the Company is also ensuring the necessary compliance of its own quality system to the FDA Quality System Regulation (“QSR”). In addition, Vasogen’s medical devices meet the requirements of the European Union Medical Devices Directive 93/42/EEC for CE Marking.

We currently rely upon subcontractors for the manufacture of our device technology. The subcontractors operate quality systems in accordance with ISO9001, EN 46001, ISO13485 and/or the FDA QSR, as necessary. Manufacturing, testing, and maintenance of Vasogen’s medical devices are verified and validated as appropriate to ensure conformance to defined specifications.

INTELLECTUAL PROPERTY

Because of the substantial length of time and expense associated with developing new products, the pharmaceutical, medical device, and biotechnology industries place considerable importance on obtaining patent protection for new technologies, products, and processes. Our policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of our business and with respect to the application of our products and technologies to the treatment of a number of disease indications. We seek patent protection in various jurisdictions of the world. We own patents and patent applications relating to our products and technologies in the United States, Canada, Europe and other jurisdictions around the world. We own trademark registrations and trademark applications for Celacade in various jurisdictions, and rely on our legal rights in other jurisdictions. The scope and duration of our intellectual property rights varies from country to country depending on the nature and extent of our intellectual property filings, the applicable statutory provisions governing the intellectual property, and the nature and extent of our legal rights. We will continue to seek intellectual property protection as appropriate.

We require our employees, consultants, members of the SAB, outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with us that contain assignment of invention clauses outlining ownership of any intellectual property developed during the course of the individual’s relationship with us.

REGULATORY DEPENDENCE

Before medical products can be distributed commercially, a submission providing detailed information must be reviewed and approved by the applicable government or agency in the jurisdiction in which the product is to be marketed. The regulatory review and approval process varies from country to country. Similarly, we are also subject to separate regulations where we conduct clinical trials. We are pursuing pre-market approvals and comply with clinical study requirements in a number of jurisdictions; namely, Europe, Israel, the United States, and Canada, where activities are being planned or are being conducted by us or on our behalf. We cannot predict or give any assurances as to whether further regulatory approvals will be received or how long the process of seeking regulatory approvals will take.

Europe

Medical products that are placed on the market in the European Union (“EU”) are subject to one of two mutually exclusive regulatory regimes: either the Medical Devices Directive (“MDD”), Council Directive 93/42/EEC, for medical devices, or the Medicinal Products Directive, Council Directive 65/65/EEC for pharmaceutical products. Our Celacade technology has been classified as a medical device in the EU.

We are required to demonstrate compliance with the requirements of the MDD 93/42/EEC and affix a CE mark to our medical devices in order to place our medical device products on the market within the member states of the EU, Norway, and Switzerland. We have received CE Mark approval for our Celacade therapeutic device in chronic heart failure and in peripheral arterial disease. The CE Mark attests that our medical device products meet the “essential requirements” of the MDD relating to safety and efficacy. We must also demonstrate our regulatory compliance (“conformity assessment”) annually through a qualified third party (a “Notified Body”) selected by us. We have demonstrated our regulatory compliance with these requirements for devices placed in Europe for clinical trials, and our quality system was registered to ISO9001 and EN46001 in February 1998. In addition, our quality system was registered to ISO13485 in August 2001.

We are subject to annual surveillance audits by our Notified Body and are required to report any device-related serious adverse incidents or near-incidents to the appropriate authorities.

To conduct clinical trials of our CE-Marked medical devices, we are required to provide notification to national authorities in most European jurisdictions and may require additional approvals depending on the specific content of the clinical protocol. In addition, before a study can commence at each participating clinical center, the center’s ethics review board must approve the clinical protocol and other related documents.

United States

In the United States, clinical trials and commercialization of medical devices require the approval of the FDA. We are subject to regulation by the FDA, as well as state and local authorities. Our medical devices are currently subject to the FDA’s Pre-Market Approval (“PMA”) process prior to marketing in the United States. The PMA approval process is a multi-step process that requires us to submit to the FDA preclinical, clinical, and design and manufacturing data which we have been compiling to demonstrate the safety and effectiveness of our devices for the stated medical indications or uses.

The clinical studies that generate the clinical data for the PMA are subject to regulation under the investigational device exemption (“IDE”) regulations. Before clinical studies of our device can begin, an IDE application must be submitted to, and approved by, the FDA. In addition, before a study can commence at each participating clinical center, the center’s institutional review board must approve the clinical protocol and other related documents.

During the PMA review process, the FDA will conduct an inspection of the manufacturer’s facilities to ensure that the device design and manufacture are in compliance with applicable QSR requirements. The QSR requirements mandate that we manufacture our devices and maintain our documents in a prescribed manner with respect to design, manufacturing, testing, and control activities. The FDA may also conduct inspections of the clinical trial sites and the preclinical laboratories conducting pivotal safety studies to ensure compliance with Good Clinical Practice and Good Laboratory Practice requirements and may seek the advice of one of their Advisory Committees or other Centers with the FDA. If the FDA evaluations of the PMA application and the results of inspections are favourable, the FDA may issue an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. Only when those conditions have been fulfilled to the satisfaction of the FDA will the FDA issue a PMA approval order, authorizing commercial marketing of the device for stated indications. The FDA also has the authority to impose certain post-approval requirements in the PMA approval order. FDA approval can be withdrawn for failure to comply with any post-approval requirements or for other reasons, such as the discovery of significant adverse effects.

Canada

In Canada, clinical trials and the commercialization of medical products require the approval of Health Canada. The Therapeutic Products Directorate (“TPD”) of Health Canada regulates the manufacture and sale of medical devices in Canada. The Canadian Medical Device Regulations are similar to those of the United States and require that clinical studies be conducted to demonstrate the safety and effectiveness of devices prior to marketing. There must also be documented evidence that the devices are developed, manufactured, and produced under current quality system regulations and guidelines in order to ensure the quality of the product made available for sale. Approval of such technology is a multi-step process, and we are prohibited from promoting or commercializing our products prior to regulatory approval. For any clinical investigation and testing of our products in Canada, authorization by the TPD is required. In addition, before a study can commence at each participating clinical center, the center’s institutional review board must approve the clinical protocol and other related documents.

We must manufacture our devices under approved quality system conditions and must validate the performance characteristics of the devices to ensure that the devices perform safely, consistently, and reliably. The TPD has adopted ISO13485 and relies upon accredited registrars to certify manufacturers of medical devices. Vasogen’s quality system was registered to ISO13485 in August 2001. Also, manufacturers of marketed devices must be licensed by Health Canada. Licensing is contingent upon successful certification by an accredited registrar.

In addition to the regulatory product approval framework, we are also subject to municipal, provincial, and federal laws governing occupational safety, laboratory practices, the use, handling, and disposition of biological waste, environmental protection, and hazardous substance control. We may be subject to other current and future regulations, including future regulation of the biotechnology/pharmaceutical and/or medical device industry. We believe we are in material compliance with all such existing regulations.

ENVIRONMENTAL PROTECTION

We believe we are in material compliance with applicable environmental protection laws, and we believe that ongoing compliance with applicable environmental protection laws will not have a material effect on us.

Expenditures for environmental compliance have not been, and are not anticipated to be, material. We are unable to predict what changes may be made to environmental laws in the jurisdictions in which Vasogen operates and may operate in the future, although we anticipate that such laws will likely become more stringent.

EMPLOYEES

As at November 30, 2004, we had 149 full-time employees, representing an increase from the 82 we had as at November 30, 2003. Our employees are not governed by a collective agreement. We have not experienced a work stoppage and believe our employee relations are satisfactory.

FACILITIES

We lease facilities at 2505 Meadowvale Boulevard, Mississauga, Ontario Canada L5N 5S1, and at 2155 Dunwin Drive, Mississauga, Ontario, Canada L5L 4M1. Effective May 1, 2005, the lease commitments at these premises cover a total of 50,643 square feet. In addition, Vasogen Ireland Limited leases premises in Ireland. We continually monitor our facility requirements in the context of our growth and the results of our research and development activities, and we expect these requirements to grow commensurately with our activities.

ROYALTIES

We have granted royalties to unrelated third parties on gross amounts receivable by us on future commercial sales of our products, comprising 1.5% on all sales to a maximum of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of our Celacade technology to a maximum royalty of $5.0 million per annum. To date, no royalties are or have been due or payable.

STRATEGIC ALLIANCES

We expect that the primary point of use for our Celacade technology will be the hospital clinic and/or cardiology and interventional cardiology practices. During the year ended November 30, 2001, we entered into a strategic alliance with Quest Diagnostics of New Jersey to establish a potential secondary point of use for our Celacade technology to service patient referrals outside hospital clinics and cardiology practices in the United States on an exclusive basis. The terms of the strategic alliance with Quest Diagnostics are expected to be finalized prior to the Company filing for FDA approval for our Celacade therapeutic device. The Company remains free to pursue marketing arrangements with other parties to support the commercialization of our Celacade technology in the United States. We also intend to establish further alliances, to support marketing and sales of our Celacade products in the rest of the world. As part of the agreement, Quest Diagnostics made a US $7.5 million investment in the Company and received 1,406,783 common shares. Quest Diagnostics also received 625,237 warrants at an exercise price of $12.73, expiring in November 2006. The fair value of the warrants on the day of grant was negligible.

BANKRUPTCIES AND REORGANIZATIONS

There have been no bankruptcy, receivership or similar proceedings against us or our subsidiaries, or any voluntary bankruptcy, receivership, or similar proceedings by us or our subsidiaries within our three most recent fiscal years. There have been no material reorganizations of us or our subsidiaries within our three most recent fiscal years.

CODES OF CONDUCT

Codes of ethics and business conduct for the Board of Directors and for our employees have been implemented. The codes of ethics and business conduct may be viewed on our Web site at www.vasogen.com. The codes were not amended in the fiscal year ended November 30, 2004, and no waivers or requests for exemptions from the codes of ethics and business conduct were either requested or granted.

RISK FACTORS

Our business entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which are applicable to us.

We will require additional funds in our business.

We will need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring our potential products to market and establish marketing, sales and distribution capabilities. Our future capital requirements will depend on many factors, including continued scientific progress in our research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting, and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements, and other factors not within our control. We do not anticipate generating revenues from operations in the foreseeable future, and we have no committed sources of capital.

Adequate funds may not be available when needed or on terms acceptable to us. Insufficient funds may require us to scale back or eliminate some, or all, of our research and development programs or license to third parties products or technologies that we would otherwise seek to develop.

In order to obtain financing, if it is even available, it is likely that we will sell additional common shares or financial instruments that are exchangeable or convertible into common shares. Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we have granted options and intend to offer and issue options to purchase common shares and/or rights exchangeable or convertible into common shares. These activities could result in substantial dilution to all our shareholders.

We are a development stage company with a history of losses, we have not recognized any product revenues, and we may never achieve profitability.

Our products are in the development stage and, accordingly, our business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management. We have incurred a loss in each year since our inception and have received no cash flow from operations to date, and there is no assurance that we will have earnings or cash flow from operations in the future. These losses have resulted in, and are expected to continue to cause decreases in, our cash balances, working capital, and shareholders’ equity. The future earnings and cash flow from operations of our business are dependent, in part, on our ability to further develop our products. There can be no assurance that we will grow and be profitable.

At November 30, 2004, we had an accumulated deficit of approximately $188 million. We have not generated revenues from the commercialization of any products. Our net operating losses over the near term and the next several years are expected to continue and increase as a result of the expanded clinical trial activity necessary to support regulatory approval of our products. Costs associated with phase III clinical trials are generally substantially greater than for phase II clinical trials, as the number of clinical sites and patients required is much larger. There can be no assurance that we will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. We expect to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development, and clinical trial activities.

We are subject to stringent ongoing government regulation.

Biotechnology, medical device, and pharmaceutical companies operate in a high-risk regulatory environment. The FDA, Health Canada, and other health agencies can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other medical product operations, such as research and development, manufacturing, and testing and safety regulation of medical products. As a result, regulatory risk is normally higher than in other industry sectors.

We have incurred, and expect to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for our medical products in Canada, the United States, and other jurisdictions. While we are not aware of any pending or threatened governmental action against us in any country, any enforcement action by regulatory authorities with respect to past, or any future, regulatory non-compliance could have a material adverse effect on our business, financial condition, and results of operations.

To date, our Celacade technology has been regulated by the FDA and Health Canada as a medical device. There can be no assurance that this regulatory status will not change in the future or that additional regulatory bodies beyond the medical device authorities will not have input into the approval of our medical products. If the FDA or Health Canada decides to regulate the Celacade therapeutic device as a drug, biologic, or combination product we could be obligated to conduct additional clinical trials and, in any event, the cost and time required to achieve regulatory approval, if the Celacade device is approved at all, could be substantially increased.

There can be no assurance that we will be able to achieve or maintain regulatory compliance with respect to all or any part of our current or future products or that we will be able to timely and profitably produce our products while complying with applicable regulatory requirements. If we fail to maintain compliance, regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against us and our directors, officers, and employees, or require us to make substantial changes to our manufacturing operations. Any such actions could have a material adverse effect on our business, financial condition, and results of operations.

We do not yet have all the required approvals to market our product candidates, and our clinical trials may not yield results that will enable us to obtain regulatory approval.

We have not completed the development of any products and there can be no assurance that any products will be successfully developed. None of our products has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical or medical device product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications. We may never obtain the required regulatory approvals for any of our products in North America. Our product candidates will require significant additional research and development efforts, including clinical trials, prior to regulatory approval and potential commercialization in North America. However, there can be no assurance that the results of all required clinical trials will demonstrate that these product candidates are safe and effective or, even if the results of the clinical trials are considered successful by us, that the FDA will not require us to conduct additional large-scale clinical trials before it will consider approving such product candidates for commercial use. Approval or consent by the FDA or other regulatory authorities to commence a clinical trial does not indicate that the device, drug, or treatment being studied can or will be approved. Preparing, submitting, and advancing applications for regulatory approval is complex, expensive, and time intensive and entails significant uncertainty.

The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enroll a large number of patients with the illness under investigation. We may not be able to enroll a sufficient number of appropriate patients to complete our clinical trials in a timely manner. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrollment, or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of pre-clinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay, or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other unforeseen factors will not limit the effectiveness of our potential products. Any products resulting from our programs are not expected to be successfully developed or made commercially available in the near term and may not be successfully developed or made commercially available at all.

The science underlying our Celacade technology is relatively new and unproven.

Definitive proof of the precise mechanism of action of our Celacade technology will require considerably more basic scientific research than we or others have accomplished to date. We have not, nor has any other company, successfully commercialized a therapy similar to that using the Celacade therapeutic device. There can be no assurance that the products we are currently developing will be approved by additional regulatory agencies or that further testing will yield positive results. Should one of our product candidates prove to have insufficient benefit and/or have an unsafe profile, its development will likely be discontinued.

A setback in either of our clinical trials of our Celacade technology would likely cause a drop in the price of our common shares.

We intend to rely substantially on the exploitation of our Celacade technology for our future earnings. If our Celacade technology does not become commercially viable for any reason, we may not achieve profitability and our common share price would likely decline.

We are reliant on our key personnel.

The operations of our business are highly dependent upon the participation of our key personnel. The loss of the service of any one of our key personnel may materially affect the ability of our company to complete the development of our products, successfully commercialize our products, and to grow and expand our business operations. There is intense competition for qualified management and skilled employees, and our failure to recruit, train, and retain such employees could have a material adverse effect on our business, financial condition, and/or results of operations.

Our intellectual property may not provide meaningful protection for our product candidates. We may infringe others’ patents. Patent litigation is time consuming and expensive.

We have filed a number of patent applications in the United States and many other countries relating to our products and processes and we have been issued patents covering certain aspects of our immune modulation therapies and medical devices. Our success may depend, in part, on our ability to obtain patent protection for our products and processes. There can be no assurance that our patent applications will be issued as patents or that any of our issued patents, or any patent that may be issued in the future, will provide us with adequate protection for our products, processes, or technology. The patent positions of biotechnology, pharmaceutical, and medical device companies can be highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology, pharmaceutical and medical device patents cannot be predicted. We also rely upon unpatented trade secrets and know-how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know-how. In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents that contain claims applicable to our products. Our competitors may attempt to circumvent our patents by means of alternative designs and processes. There can be no assurance that any of our patents, or any patents issued to us in the future, will afford meaningful protection against competitors. There can be no assurance that our patents will be held valid or enforceable by a court of competent jurisdiction. The patents of our competitors may impair our ability to do business in a particular area. We also rely in part on confidentiality agreements with our corporate collaborators, employees, consultants, and certain contractors to protect our proprietary technology. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently discovered by our competitors.

It is possible that our products or processes will infringe, or will be found to infringe, patents not owned or controlled by us. In addition, because patent applications are often maintained in secrecy and may take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products infringe. If any relevant claims of third-party patents that relate to our products are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign our products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to us or that we could redesign our products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to us, or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation, and an adverse result could subject us to significant liabilities to third parties, require disputed rights to be licensed, or require us to cease using our technology.

If we fail to obtain acceptable prices or adequate reimbursement for our products, our ability to successfully commercialize our products will be impaired.

Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, medical device companies, drug companies, medical supply companies, and companies, such as ours, that plan to offer various products in the United States and other countries in the future. Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for the costs of such products, related therapies and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, our ability to have our products and related treatments and therapies eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of our products. If, for any reason, Medicare or the insurance companies decline to provide reimbursement for our products and related treatments, our ability to commercialize our products would be adversely affected. There can be no assurance that our products and related treatments will be eligible for reimbursement.

There has been a trend toward declining government and private insurance expenditures for many healthcare items. Third-party payors are increasingly challenging the price of medical products and services.

If purchasers or users of our products and related treatments are not able to obtain adequate reimbursement for the cost of using such products and related treatments, they may forgo or reduce such use. Even if our products and related treatments are approved for reimbursement by Medicare and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on our business, financial condition, and results of operations.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

Competition in our target markets is intense, and developments by other companies could render our product candidates obsolete.

The industry that we compete in is not a static environment, and market share can change rapidly if competing products are introduced. There can be no assurance that we can avoid intense competition from other medical technology companies, pharmaceutical or biotechnology companies, universities, government agencies, or research organizations, and from other technological advances that could render our technology uneconomical or obsolete. Many of these competitors have substantially greater financial and/or other resources. Our competitors may succeed in developing technologies and products that are more effective or cheaper to use than any that we may develop. These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. In addition, there are numerous existing therapies for PAD, chronic heart failure, neurological diseases, and others are being developed.

We rely on third parties for a variety of functions and we may enter into future collaborations. We may not receive the benefits that we expect from these arrangements.

Our strategy for the research, development, and commercialization of our products requires entering into various arrangements with corporate collaborators, licensors, licensees, and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources such third parties will devote to these activities may not be within our control. There can be no assurance that such parties will perform their obligations as expected. There can be no assurance that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. There can be no assurance that we will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

We are subject to exposure to product liability claims.

We face an inherent business risk of exposure to product liability and other claims in the event that the development or use of our technology or prospective products or therapies results, or is alleged to have resulted, in adverse effects. While we have taken, and will continue to take, what we believe are appropriate precautions, there can be no assurance that we will avoid significant liability exposure. Although we currently carry product liability insurance for clinical trials, there can be no assurance that we have sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. A product liability claim could have a material adverse effect on our business, financial condition, and results of operations.

We do not have commercial-scale manufacturing capability, and we lack commercial manufacturing experience.

We currently rely upon single sources for the supply of some of the components required to manufacture and use our products. For example, we currently rely on a single subcontractor for the disposable cartridges and a single subcontractor for the treatment units that are components of the Celacade technology. The establishment of additional or replacement suppliers for certain materials, components, subassemblies, assemblies, supplies or finished products cannot be accomplished quickly, largely due to the regulatory approval systems and the complex nature of the manufacturing processes employed by many suppliers. The failure to obtain sufficient quantities of component materials on commercially reasonable terms could have a material adverse effect on our clinical studies, business, financial condition, and results of operations.

If we are successful in developing the markets for our products, we would have to arrange for their scaled-up manufacture. At the present time, we have not arranged for the large-scale manufacture of our products. There can no assurance that we will, on a timely basis, be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. We believe our contractors will be able to manufacture our medical devices for initial commercialization if the products obtain FDA and other regulatory approvals, but we have not yet demonstrated the capability to manufacture the medical devices in commercial quantities. Potential difficulties experienced by us in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on our business, financial condition, and results of operations.

The manufacture of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by the FDA and other regulatory agencies. Moreover, our products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA and other relevant regulatory authorities. For these reasons, we would not be able to replace our manufacturing capacity quickly if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities are deemed not in compliance with the regulatory requirements and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would have a material adverse effect on our business, financial condition, and results of operations.

We expect to enter into additional arrangements with contract manufacturing companies in order to meet requirements for our products, or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services and encounter delays or difficulties in establishing relationships with manufacturers to produce, package, and distribute our finished products, then clinical trials, market introduction, and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA and other regulatory requirements. Failure to do so could result in, among other things, the disruption of product supplies. Our potential dependence upon third parties for the design and/or manufacture of our products may adversely affect our profit margins and our ability to develop and deliver such products on a timely and competitive basis.

We have limited sales, marketing, and distribution experience.

We have limited experience in the sales, marketing, and distribution of pharmaceutical or medical device products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our product development efforts. If we contract with third parties for the sales and marketing of our products, our revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

Our strategic alliance with Quest Diagnostics may not be successful.

On November 6, 2001, we entered into a strategic alliance with Quest Diagnostics regarding the establishment of an outpatient services delivery model to support the commercialization of the Celacade technology in the United States on an exclusive basis. The terms of this strategic alliance have not yet been finalized. The success of the strategic alliance will depend in part on the resources Quest Diagnostics invests in it. While we believe that Quest Diagnostics will have sufficient economic motivation to commit the resources necessary to make the strategic alliance successful, there can be no assurance that our strategic alliance will be successful. Should we not finalize the terms of this strategic alliance, or should the strategic alliance not ultimately be successful, our business may be adversely affected.

Two of our directors’ relationships with Quest Diagnostics could create a conflict of interest.

Certain of the directors and officers of our Company are also directors and officers of other companies. One of our directors is also Chairman of the Board and Chief Executive Officer of Quest Diagnostics. In addition, our Chairman is also a director of Quest Diagnostics. Consequently, there exists the possibility for such directors and officers to be in a conflict of interest position. Any decision made by any of such directors and officers involving our Company is subject to their duties and obligations to deal fairly and in good faith with our Company and such other companies.

In addition, each of our directors is required to declare a conflict in, and refrain from voting on, any matter in which such director may have a conflict of interest.

If our products do not gain market acceptance, we may be unable to generate significant revenues.

We do not believe that we have the required clinical data and results to successfully market our product candidates in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow us to successfully market any of our product candidates; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

Even if our products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of our products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. If our products do not gain market acceptance among physicians, patients, and others in the medical community, our ability to generate significant revenues from our products would be limited.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our common shares could decline.

Our business involves the use of hazardous material, which requires us to comply with environmental regulations.

Although we do not currently manufacture commercial quantities of our products, we produce limited quantities of such products for our clinical trials. Our research and development processes involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. We are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. There can be no assurance that we will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that our business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

Our insurance may not provide adequate coverage with respect to environmental matters.

Environmental regulation could have a material adverse effect on the results of our operations and our financial position.

We are subject to a broad range of environmental regulations imposed by federal, state, provincial, and local governmental authorities. Such environmental regulation relates to, among other things, the handling and storage of hazardous materials, the disposal of waste, and the discharge of contaminants into the environment. Although we believe that we are in material compliance with applicable environmental regulation, as a result of the potential existence of unknown environmental issues and frequent changes to environmental regulation and the interpretation and enforcement thereof, there can be no assurance that compliance with environmental regulation or obligations imposed thereunder will not have a material adverse effect on us in the future.

DIVIDENDS

The Company has not paid, and has no current plans to pay, dividends on its common shares. We currently intend to retain future earnings, if any, to finance the development of our business. Any future dividend policy will be determined by the Board of Directors, and will depend upon, among other factors, the Company’s earnings, if any, financial condition, capital requirements, any contractual restrictions with respect to the payment of dividends, the impact of the distribution of dividends on the Company’s financial condition, tax liabilities, and such economic and other conditions as the Board may deem relevant.

CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value. As at November 30, 2004 (and excluding the exercise of outstanding warrants and options) 72,331,286 common shares are issued and outstanding.

Common Shares. Each common share entitles the holder thereof to one vote at any meeting of the shareholders of the company, except meetings at which only holders of a specified class of shares are entitled to vote. The common shares are entitled to receive, as and when declared by our board of directors, dividends in such amounts as shall be determined by our Board of Directors. The holders of common shares have the right to receive the remaining property of the company in the event of liquidation, dissolution or winding-up of the company, whether voluntary or involuntary.

Warrants. At November 30 2004, warrants to purchase 985,237 common shares were outstanding. The warrants are held by Needham & Company, Inc. and by Quest Diagnostics. Of these warrants, 360,000 are exercisable at a price of US$4.69 per share and expire on July 2, 2006, and 625,237 are exercisable at a price of $12.73 per share and expire on November 6, 2006.

Options. At November 30, 2004, there were 3,518,078 common shares issuable upon the exercise of outstanding options granted under our stock option plans which have a weighted average exercise price of $6.01 per common share and up to 660,121 additional common shares were reserved for issuance under our stock option plans. At our annual and special shareholders’ meeting scheduled to occur on March 16, 2005, we intend, subject to regulatory approval, to seek the approval of our shareholders to increase the number of common shares reserved for issuance upon the exercise of options granted under our stock option plan by 3,000,000 common shares.

Deferred Share Units. At November 30, 2004, there were 26,270 common shares issuable upon the exercise of outstanding deferred share units granted under our Director’s Deferred Share Unit and Stock Plan which have a fair market value of $148,690 and up to 223,730 additional common shares were reserved for issuance under our Director’s Deferred Share Unit and Stock Plan.

Shareholder Rights Plan. We adopted, effective November 22, 2000, a shareholder rights plan. Unless otherwise extended with the approval of our shareholders, the rights plan and the rights issued thereunder will expire at the close of our annual meeting of shareholders to be held in 2006, unless the rights are terminated, redeemed, or exchanged earlier by our Board of Directors.

MARKET FOR SECURITIES

Our common shares are listed on the Toronto Stock Exchange and quoted for trading on the NASDAQ National Market. Prior to December 17, 2003, our common shares were listed on the American Stock Exchange (“AMEX”).

The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume traded on the TSX.

Month	High	Low	Close	Volume
Dec-03	$9.78	$7.06	$9.75	2,984,459
Jan-04	$10.06	$8.43	$8.54	4,315,118
Feb-04	$9.50	$7.68	$8.20	2,593,494
Mar-04	$8.23	$7.25	$8.14	2,244,031
Apr-04	$8.49	$7.29	$7.49	1,878,713
May-04	$8.20	$6.76	$7.01	2,182,645
Jun-04	$7.20	$5.91	$6.66	2,534,956
Jul-04	$6.79	$5.09	$6.17	1,606,796
Aug-04	$6.14	$4.81	$5.93	1,637,177
Sep-04	$6.97	$5.56	$5.68	1,698,678
Oct-04	$6.12	$4.81	$4.85	1,696,952
Nov-04	$5.74	$4.70	$5.66	1,872,596

The following table sets forth, for the periods indicated, the reported high and low prices (in United States dollars) and volume traded on NASDAQ. For the month of December 2003, the trading volume represents trading on AMEX prior to December 17, 2003, and trading on NASDAQ on and after that date. In December 2003, the high of US $7.50 occurred on NASDAQ, while the low of US $5.31 occurred on the AMEX.

Month	High	Low	Close	Volume
Dec 03	$7.50	$5.31	$7.50	3,597,913
Jan 04	$7.80	$6.33	$6.49	4,210,731
Feb 04	$7.06	$5.73	$6.14	7,251,938
Mar 04	$6.35	$5.45	$6.11	6,388,317
Apr 04	$6.46	$5.40	$5.55	3,639,764
May 04	$6.00	$4.85	$5.31	4,566,949
Jun 04	$5.30	$4.40	$4.85	4,056,906
Jul 04	$5.11	$3.88	$4.65	2,625,459
Aug 04	$4.69	$3.68	$4.50	2,126,192
Sep 04	$5.38	$4.33	$4.58	4,115,232
Oct 04	$4.80	$3.93	$4.03	3,758,764
Nov 04	$4.82	$3.94	$4.79	4,370,960

ESCROWED SECURITIES

To our knowledge, none of our securities are held in escrow.

DIRECTORS AND OFFICERS

The names and municipalities of residence of all our directors and officers as at the date hereof, the offices presently held, principal occupations, and the year each director or officer first became a director or officer are set out below. Each director was elected to serve until the next annual meeting of our shareholders or until his successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

Position with the Company and
Name and	Principal Occupation for the last	Other Public Company	Director/Officer
Residence(3)	five years	Boards	Since
William R. Grant(1) New York, New York	Chairman of the Board and Director of the Company. Chairman of Galen Associates.	Advanced Medical Optics, Inc. Massey Energy Company Quest Diagnostics	November 1998; Chairman since March 2001
André Bérard(1) Verdun, Quebec	Director of the Company. Mr. Bérard spent over four decades with the National Bank of Canada, formerly as CEO and Chairman of the Board, and now serves as a Corporate Director.	Banque Saradar France BCE Inc.
Groupe BMTC Inc.
Groupe Saputo Inc.
Kruger Inc.
Le Groupe Canam Manac Inc.
LMS Medical Systems Inc.
National Bank of Canada Noranda Inc.
Société financière Bourgie Inc.
		TransForce Income Fund	November 2000
David G. Elsley Oakville, Ontario	President, Chief Executive Officer, and a Director of the Company.	None	January 1991
Terrance H. Gregg(2) Los Angeles, California	Director of the Company. Mr. Gregg is the Former President of Medtronic MiniMed. He became President and Chief Operating Officer of Minimed in 1996.	Amylin Pharmaceuticals, Inc. LMS Medical Systems Inc.	September 1999
Benoit La Salle(1) Montreal, Quebec	Director of the Company. Chairman and Chief Executive Officer of SEMAFO Inc.	AFCAN Mining Corporation ART Research Technologies LMS Medical Systems Inc. Pebercan Inc. SEMAFO Inc. 20/20 tech Inc.	January 1997
Surya N. Mohapatra(2) Saddle River, New Jersey	Director of the Company. Chief Executive Officer and Chairman of the Board of Quest Diagnostics. Mr. Mohapatra is the former President and Chief Operating Officer of Quest Diagnostics.	Quest Diagnostics Incorporated	March 2002

Position with the Company and
Name and	Principal Occupation for the last	Other Public Company	Director/Officer
Residence(3)	five years	Boards	Since
Eldon R. Smith Calgary, Alberta	Vice President, Scientific Affairs, and a Director of the Company.	Canadian Natural Resources Limited Pheromone Sciences Corp.	July 1998
John C. Villforth(2) Derwood, Maryland	Director of the Company. Former President and Executive Director, Food and Drug Law Institute.	EduNeering Inc.	March 2001
Marguerite Ethier Toronto, Ontario	Corporate Secretary and General Counsel of the Company. Ms Ethier was formerly the General Counsel of Visible Genetics Inc.	None	September 2004
Dr. Jay Kleiman Lake Forest, Illinois	Chief Medical Officer of the Company. Dr. Kleiman was formerly Vice President, Clinical Affairs of Northfield Laboratories, and formerly Medical Director, Cardiovascular/Metabolic Clinical Research for the G. D. Searle division of Pharmacia (now Pfizer).	None	December 2004
Susan Langlois Bolton, Ontario	Vice President, Regulatory Affairs of the Company. Ms. Langlois joined the Company in 1998.	None	May 2003
Bernard Lim Oakville, Ontario	Vice President, Technology of the Company. Mr. Lim was formerly the Managing Director of WELMED (IVAC), and formerly Managing Consultant of Belle Consulting.	None	March 2001
Michael Martin Montclair, New Jersey	Vice President, Marketing and Business Development of the Company. Mr. Martin was formerly the Global Business Director, Immunology and Oncology, for BASF Pharma (Knoll Pharmaceuticals).	None	June 2001
Geofrey Myers Toronto, Ontario	Assistant Secretary of the Company and Senior Partner with Lang Michener LLP.	None	February 2000
Dr. Michael Shannon Picton, Ontario	Vice President, Medical Affairs of the Company. Dr. Shannon was formerly Vice President, Medical Sciences for Hemosol Inc., Senior Medical Advisor and Principal for the Canadian Auditor General, and the Director General of the Laboratory Center for Disease Control, Health Canada.	None	September 2004
Christopher J. Waddick Chatham, Ontario	Executive Vice President, Chief Financial Officer, and Treasurer of the Company.	None	March 1997

Notes:

1.	Member of the Audit Committee of the Board of Directors.

2.	Member of the Compensation, Nominating and Corporate Governance Committee of the Board of Directors.

3.	The Company does not have an executive committee of the Board of Directors.

The directors and executive officers of Vasogen as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 2.5% of the issued common shares of the Company.

On December 9, 2002, BridgePoint International Inc., a company of which Mr. Benoit La Salle was a director and chairman, announced in a press release that cease trade orders had been issued with respect to its shares by the securities regulatory authorities in each of Quebec, Ontario, Manitoba, Alberta, and British Columbia as a consequence of its default in filing its audited financial statements for the year ended June 30, 2002 within the prescribed time period. On or before April 1, 2003, all cease trade orders were revoked by these securities regulatory authorities.

COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The charter of the Compensation, Nominating and Corporate Governance Committee can be found on our website at www.vasogen.com.

AUDIT COMMITTEE

The Audit Committee of the Board monitors our financial activities, policies, and internal control procedures. The audit committee is comprised of three independent directors: William Grant, Benoit La Salle, and André Bérard.

Mr Grant joined our Board of Directors in 1998 and became Chairman in March 2001. He is Chairman and Co-founder of Galen Associates, a New York-based private equity firm that focuses exclusively on the healthcare industry. Mr. Grant has more than 40 years of experience in the investment banking and healthcare fields. During his 25 years with Smith Barney, Mr. Grant was elected President, then Vice-Chairman, and participated in the financing of many healthcare companies. Mr. Grant then joined MacKay-Shields Financial Corporation as President and was later elected Chairman of the Board.

Mr. LaSalle is a chartered accountant and is a member of the Quebec Order of Chartered Accountants, the Canadian Institute of Chartered Accountants, and the Order of Chartered Administrators of Quebec. He holds a Commerce degree from McGill University and a Master of Business Administration from IMEDE, Switzerland. In 1980, he founded Grou La Salle & Associés, Chartered Accountants. Mr. LaSalle joined our Board of Directors in 1997.

Mr. Bérard has spent over four decades with the National Bank of Canada, and served as Chief Executive Officer and Chairman. Mr. Bérard also serves on the boards of a number of other public companies. He is a member of the Advisory Committee to the Prime Minister of Canada on the Business/Government Executive Exchange Program, and is a member of the Policy Committee of the Business Council on National Issues, the Conseil des gouverneurs associés of the Université de Montreal, the Jeune Chambre de commerce de Montreal, and the Chambre de commerce du Quebec. Mr. Bérard joined our Board of Directors in 2000.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”. The Board has determined that Benoit La Salle qualifies as a financial expert under such rules. In addition, all members of the Audit Committee are considered financially literate under applicable Canadian laws.

Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public company is prohibited from performing certain non-audit services. The Audit Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the audit committee charter.

The charter of the audit committee is reproduced below, and can also be found on our website at www.vasogen.com.

Charter of the Audit Committee of the Board of Directors

I.	Audit Committee Purpose

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) to assist the Board in fulfilling its oversight responsibilities by reviewing:

•	the financial statements and related reports provided by the Company to its shareholders, securities regulators, other government bodies, or the public;

•	the Company’s system of internal controls regarding finance, accounting, legal compliance, and ethics that Management and the Board have established; and

•	the Company’s auditing, accounting, and financial reporting processes.

The Committee is granted the authority by the shareholders to set the compensation of the external auditor and is responsible for overseeing the external auditor’s independence and performance. The Committee also has the authority to fill a vacancy in the office of the external auditor by recommending a new auditor for approval by the Board and the shareholders. The external auditor reports directly to the Committee, which is also responsible for resolving any disagreements between Management and the external auditor regarding financial reporting.

The Committee shall approve all non-audit services to be provided by the external auditor and consider whether these services are compatible with the auditor’s independence. Between Committee meetings, the Chair may pre-approve proposed non-audit services that arise, provided the pre-approval decision is presented at the next scheduled Committee meeting for ratification.

The Committee shall encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures, and practices at all levels.

II.	Audit Committee Composition

The Committee shall comprise three or more directors as determined by the Board, each of whom shall be independent and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Applicable laws and regulations shall be followed in evaluating a member’s independence. The Chair shall be appointed by the full Board.

All members of the Committee shall be financially literate. Financial literacy is the ability to read and understand basic financial statements. At least one member of the Committee shall have accounting or related financial management expertise. This member must have past employment experience in finance or accounting, professional certification in accounting, or any other comparable experience or background that results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

Each Committee member shall serve until the earlier of the date on which he or she is replaced by the Board, resigns from the Committee, or resigns from the Board.

Except as the Committee may otherwise direct, the Chair of the Committee may represent the entire Committee for any purpose. Any decisions made by the Chair of the Committee that require communication with the other members will be communicated at the next scheduled meeting.

III.	Audit Committee Responsibilities

The Committee’s specific responsibilities in carrying out its oversight role are delineated in the Audit Committee Procedures Checklist. This Checklist will be updated periodically (at least annually) to reflect changes in regulatory requirements, authoritative guidance, and evolving oversight practices. The most recently updated Checklist is considered to be an addendum to this Charter. The Checklist covers the Committee’s review and monitoring procedures pertaining to:

•	the Company’s public filing documents and related disclosures;

•	the integrity of the Company’s processes and systems of controls for financial reporting;

•	the Company’s legal and ethical compliance, including reviews of related party transactions and potential conflicts of interest;

•	the oversight of the external auditor’s independence and performance; and

•	the Committee’s self-assessment.

While the Committee has the powers and responsibilities set forth in this charter, it is not the Committee’s responsibility to determine that the Company’s financial statements present fairly the financial position, the results of operations, and the cash flows of the Company, in accordance with generally accepted accounting principles, or to plan or conduct financial statement audits. These are the responsibilities of Management and the external auditor, respectively. In carrying out their oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company’s financial statements or any professional certification as to the external auditor’s work.

IV.	Audit Committee Meetings

The Committee shall meet at least quarterly or more frequently if circumstances dictate. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting. A majority of the members of the Committee shall constitute a quorum. The Committee shall maintain minutes or other records of its meetings and activities. In addition, the Committee or its Chair shall communicate with Management and the external auditor quarterly to review the Company’s interim financial statements and any significant findings based upon the auditor’s interim review.

V.	Audit Committee Communications/Reporting

The external auditor shall report directly to the Committee, which is expected to maintain free and open communication with the external auditor and the Company’s Management. The Committee should meet privately in executive session at least annually with each of Management and the external auditor, and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. The Committee Chair shall report on Audit Committee activities to the full Board at each Board meeting.

VI.	Audit Committee Education

The Company is responsible for providing the Committee with educational resources related to accounting principles and procedures, current accounting topics pertinent to the Company, and other material as requested by the Committee. Committee members are encouraged to enhance their familiarity with finance and accounting by participating, at the Company’s expense, in seminars, conferences, roundtables, and other educational programs conducted by the Company or outside organizations. The Company shall assist the Committee in maintaining appropriate financial literacy.

VII.	Audit Committee Authority

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and therefore has direct access to the external auditor, as well as Company personnel. The Committee has the ability to retain, at the Company’s expense, independent legal, accounting, or other advisors it deems necessary to carry out its duties.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings to which we are party, nor, to our knowledge, are any such proceedings contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

We have a strategic alliance with Quest Diagnostics regarding the establishment of an outpatient services delivery model to support the commercialization of the Celacade technology in the United States on an exclusive basis. The terms of the strategic alliance with Quest Diagnostics are expected to be finalized prior to the Company filing for FDA approval for the Celacade device. We have retained all sales and marketing rights to our products in the United States and expect to enter into additional alliances or licensing arrangements for the United States market to support the marketing and sales of our products. We also intend to establish further alliances, to support marketing and sales of our products of Celacade in the rest of the world.

In connection with this strategic alliance, Quest Diagnostics made a US $7.5 million investment in the Company and received 1,406,783 shares. Quest Diagnostics also received 625,237 warrants at an exercise price of $12.73, expiring in November 2006. The fair value of the warrants on the day of grant was negligible.

Vasogen Ireland Limited has entered into clinical trial services agreements with Quest Diagnostics to provide central laboratory testing and related services in connection with the ACCLAIM and SIMPADICO clinical trials. The agreements are on terms customary for agreements of this nature.

As at November 30, 2004, Quest owns 3,056,783 common shares, or approximately 4.22% of our common shares.

TRANSFER AGENTS AND REGISTRARS

Our Canadian transfer agent and registrar is CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto Ontario, Canada M5C 2W9. Our United States co-transfer agent and registrar is Registrar and Transfer Company, 10 Commerce Drive, Cranford NJ, USA 07016-3572. We intend to appoint in the near future Mellon Investor Services LLC, Overpeck Centre, 85 Challenger Road, Ridgefield Park NJ, USA 07660, as our United States co-transfer agent. Upon the appointment of Mellon Investor Services LLC, Registrar and Transfer Company will cease to be our United States co-transfer agent.

MATERIAL CONTRACTS

We have not, during our financial year ending November 30, 2004, entered into any material contracts other than contracts in the ordinary course of business.

INTERESTS OF EXPERTS

Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, North York, Ontario M2P 2H3. To our knowledge, our auditor does not hold, in registered or beneficial interest, directly or indirectly, any common shares of the Company.

KPMG provides tax, financial advisory, and other non-audit services to the Company and its subsidiaries. Our Audit Committee has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2003 were:

Audit Fees (1)	$238,000
Audit-Related Fees	$0
Tax Fees (2)	$102,000
All Other Fees	$0

Total Fees	$340,000

(1)	Audit fees consist of fees related to the audit of the Company’s financial statements, reviews of quarterly interim financial statements and auditor involvement with a financing completed during 2003.

(2)	Tax fees consist of fees for tax consultation and tax compliance services.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2004 were :

Audit Fees (1)	$296,000
Audit-Related Fees	$0
Tax Fees (2)	$217,425
All Other Fees	$0

Total Fees	$513,425

(1)	Audit-related fees consist of fees related to the audit of the Company’s consolidated financial statements, reviews of quarterly interim financial statements and auditor involvement with a financing completed during 2004.

(2)	Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc. and Vasogen Ireland.

ADDITIONAL INFORMATION

     Additional information concerning Vasogen, including directors’ and officers’ remuneration and indebtedness, principal holders of securities, and securities authorized for issuance under equity compensation plans, is contained in our 2003 Management Proxy Circular. Additional financial information is provided in the consolidated financial statements and the accompanying management discussion and analysis for our financial year ended November 30, 2004. Copies of our 2004 Management Proxy Circular and 2004 Annual Report will be filed shortly on Sedar at www.sedar.com. Copies of our 2003 Management Proxy Circular, 2003 Annual Report and the consolidated financial statements and accompanying management discussion and analysis for our financial year ended November 30, 2004, may be obtained upon request from our Corporate Secretary at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2 and are available on Sedar at www.sedar.com.